

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

<u>Via U.S. Mail and Facsimile</u>

Gregory L. Osborn
Chief Financial Officer
Video Display Corporation
1868 Tucker Industrial Road
Tucker, GA 30084

> **Re:** **Video Display Corporation**
> **Form 10-K for the fiscal year ended February 28, 2010**
> **Filed May 28, 2010**
> **File No. 000-13394**

Dear Mr. Osborn

We have reviewed your letter dated November 8, 2010 regarding the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 10. Directors, Executive Officers…, page 55</u>

1. We note that in your proxy statement, which you incorporate by reference, you do not provide the information required under Item 401(e) of Regulation S-K regarding the specific experience, qualifications, attributes or skills of each director. Please confirm that you will provide the applicable disclosure in your future filings.

<u>Item 11. Executive Compensation, page 55</u>

2.   In your disclosure of directors' fees in your proxy statement you do not present the information in tabular format nor provide the disclosure regarding director compensation required in the table as set forth in Item 402(r) of Regulation S-K. Please confirm that you will comply with this disclosure requirement in future filings.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 if you have any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief